UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No.   )*

                          PS PARTNERS, LTD.
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                    (Title of Class of Securities)

                                NONE
                            (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          February 28, 1995
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Storage Equities, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       40,297

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       40,297

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             40,297

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             61.1%

   14   Type of Reporting Person*
             CO

   Item 1.     Security and Issuer

         The class of securities to which this Statement on Schedule 13D relates is the units of limited partnership interest (the "Units"), of PS Partners, Ltd., a California limited partnership (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

   Item 2.     Identity and Background

         This Statement on Schedule 13D is being filed by Storage Equities, Inc. ("SEI").

         SEI is a real estate investment trust ("REIT"), organized as a corporation under the laws of California, that has invested primarily in existing mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests). SEI is a co-general partner of the Issuer. The principal executive offices of SEI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         The directors and executive officers of SEI, their employers, addresses and current positions are listed below. B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of SEI, is a co-general partner of the Issuer.

   Name of Director
   or Executive           Employer/Address/
   Officer of SEI         Nature of Business           Current Position
   --------------         ------------------           ----------------

   B. Wayne Hughes        SEI                          Chairman of the Board and
   (Executive Officer     600 North Brand Boulevard    Chief Executive Officer
   and Director)          Suite 300
                          Glendale, CA 91203-1241

                          Real estate investment

                          Public Storage, Inc.         President and Chief
                          ("PSI") and affiliates       Executive Officer of PSI
                          600 North Brand Boulevard    and officer of affiliates
                          Suite 300                    of PSI
                          Glendale, CA 91203-1241

                          Real estate investment

   Harvey Lenkin          SEI                          President
   (Executive Officer
   and Director)          Real estate investment

                          PSI and affiliates           Vice President of PSI and
                                                       officer of affiliates of
                          Real estate investment       PSI

   Hugh W. Horne          SEI                          Vice President
   (Executive Officer)
                          Real estate investment

                          PSI and affiliates           Officer of PSI and
                                                       affiliates
                          Real estate investment

   Ronald L. Havner, Jr.  SEI                          Vice President and Chief
   (Executive Officer)                                 Financial Officer
                          Real estate investment

                          PSI and affiliates           Officer of PSI and
                                                       affiliates
                          Real estate investment

   Obren B. Gerich        SEI                          Vice President
   (Executive Officer)
                          Real estate investment

                          PSI and affiliates           Officer of PSI and
                                                       affiliates
                          Real estate investment

   Robert J. Abernethy    American Standard            President
   (Director)             Development Company;
                          Self Storage Management
                          Company
                          5221 West 102nd Street
                          Los Angeles, CA 90045

                          Developer and operator
                          of mini-warehouses

   Dann V. Angeloff       The Angeloff Company         President
   (Director)             727 West Seventh Street
                          Suite 331
                          Los Angeles, CA 90017

                          Corporate financial
                          advisory firm

   William C. Baker       Red Robin International,     President
   (Director)             Inc.
                          28 Executive Park
                          Suite 200
                          Irvine, CA 92714

                          Operate and franchise
                          restaurants

   Uri P. Harkham         The Jonathan Martin          President and Chief
   (Director)             Fashion Group                Executive Officer
                          1157 South Crocker Street
                          Los Angeles, CA 90021

                          Design, manufacture and
                          market women's clothing

                          Harkham Properties           Chairman of the Board
                          1157 South Crocker Street
                          Los Angeles, CA 90021

                          Real estate

   Berry Holmes           Private investor since 1985
   (Director)

   Michael M. Sachs       Westrec Financial, Inc.      President
   (Director)             6400 Laurel Canyon Blvd.
                          Suite 2
                          North Hollywood, CA 91606

                          Developer and operator of
                          recreational properties


         To the knowledge of SEI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

         During the last five years, neither SEI nor, to the best knowledge of SEI, any executive officer, director or person controlling SEI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On January 25, 1995, SEI filed Amendment No. 3 to Statement on
   Schedule 13G with respect to the ownership at December 31, 1994 of Units of the Issuer. On January 13, 1995, SEI commenced a cash tender offer for Units, which tender offer expired on February 28, 1995 (the "Tender Offer"). As a result of the Tender Offer, as of February 28, 1995, SEI had acquired more than 2% of the Units in a 12-month period and accordingly, this Statement on Schedule 13D is being filed by SEI.

   Item 3.     Source and Amount of Funds or Other Compensation

         As of February 28, 1995, SEI owned a total of 40,297 Units. These Units were acquired as follows: (i) 24,530 Units were acquired for an aggregate purchase price of 862,022 shares of common stock of SEI and $114,453 in cash (with funds obtained from SEI's working capital) and (ii) 15,767 Units were acquired in the Tender Offer for an aggregate purchase price (including soliciting agent fees) of approximately $6,433,000 in cash, with funds obtained from SEI's working capital or borrowed under SEI's Credit Agreement with a bank group led by Wells Fargo Bank as agent and manager, which is referenced under Item 7.

   Item 4.     Purpose of Transaction

         Prior to the Tender Offer, SEI (i) owned a joint venture interest in substantially all of the Issuer's properties, (ii) became a co-general partner of the Issuer in September 1993 and (iii) owned approximately 37% of the Units. SEI decided to increase its ownership of the Issuer and chose to accomplish this through the Tender Offer on terms that SEI believes are attractive to SEI and its shareholders. SEI believes that it will benefit from ownership of Units acquired in the Tender Offer and from distributions attributable from them. None, or only a small portion, of such distributions is expected to constitute taxable income.

         Although in the future SEI may acquire additional Units thereby increasing its ownership position in the Issuer, the general partners of the Issuer (SEI and B. Wayne Hughes) have no present plans or intentions with respect to the Issuer for a liquidation, a merger, a sale or purchase of material assets or borrowings. No assets of the Issuer have been identified for sale or financing.

   Item 5.     Interest in Securities of the Issuer

         As of February 28, 1995, SEI owned 40,297 Units, which constitute approximately 61.1% of the total number of Units outstanding on February 28, 1995 of 66,000.

         SEI has the sole power to vote and the sole power to dispose of the 40,297 Units owned by it.

         During the 60-day period ending February 28, 1995, SEI purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite its name.

                                           No. of        Type          Price
                          Transaction      Units          of           per
   Reporting Person          Date          Bought      Transaction     Unit
   ----------------       -----------      ------      -----------     -----

   SEI                    1/01/95              20      <F1>            $390.00
                          1/01/95              20      <F2>            $325.00
                          1/01/95               5      <F2>            $345.00
                          1/01/95              20      <F2>            $359.18
                          2/28/95          15,767      cash tender     $400.00
                                                       offer
   _______________

   <F1>  Purchase directly from a Unitholder.
   <F2>  Purchase through a secondary firm.

         To the best of SEI's knowledge, except as disclosed herein, SEI does not have any beneficial ownership of any Units as of February 28, 1995 and has not engaged in any transaction in any Units during the 60-day period ending February 28, 1995.

         Except as disclosed herein, no other person is known to SEI to have the right to receive or the power to direct receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by SEI.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as disclosed herein, to the best knowledge of SEI, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between SEI and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer. SEI retained The Weil Company, a registered broker dealer, to answer questions and solicit responses in the Tender Offer and paid The Weil Company 2% of the purchase price for each Unit tendered and accepted by SEI in the Tender Offer. In addition, The Weil Company is being reimbursed for certain out of pocket expenses up to a maximum of $25,000 and will be indemnified against certain liabilities, including liabilities under the federal securities laws.

   Item 7.     Material to be Filed as Exhibits

         Exhibit 1 - Credit Agreement by and among SEI, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of September 2, 1994 (the "Credit Agreement"). Filed with SEI's Tender Offer Statement on Schedule 14D-1 relating to PS Partners II, Ltd. filed on September 26, 1994 and incorporated herein by reference.

         Exhibit 2 - First Amendment to Credit Agreement dated as of December 22, 1994. Filed with SEI's Tender Offer Statement on Schedule 14D-1 relating to the Issuer filed on January 13, 1995 and incorporated herein by reference.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  March 9, 1995                   STORAGE EQUITIES, INC.


                                           By:   /S/ OBREN B. GERICH
                                                -------------------------
                                                Obren B. Gerich
                                                Vice President